[LETTERHEAD OF FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP]

March 21, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR

Mr. Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navios Maritime Containers Inc.
Draft Registration Statement on Form F-1
Submitted March 9, 2018
CIK No. 0001707210

Dear Mr. Dobbie:

This letter sets forth the response of Navios Maritime Containers Inc. (the “Company” or “Navios Containers”) to the letter, dated March 16, 2018 (the “Letter”), of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Draft Registration Statement on Form F-1 (the “Registration Statement”) that was submitted to the United States Securities and Exchange Commission (the “SEC”) on March 9, 2018.

As described below, the Company respectfully advises the Staff that it has considered the guidance within Article 11-01(d) of Regulation S-X and has concluded that its purchase of certain containerships does not constitute the acquisition of a business and, therefore, predecessor financial statements pursuant to Section 1170 of the Staff’s Financial Reporting Manual (the “Financial Reporting Manual”) are not required to be included in the Registration Statement.

Background

On April 20, 2017, Navios Maritime Partners L.P. (“Navios Partners”), through its wholly-owned subsidiaries, entered into a Master Agreement to acquire fourteen containerships (the “Acquisition Vessels”) from Rickmers Maritime Trust Pte, an unrelated Singapore business trust and publicly listed entity in Singapore (“Rickmers Trust”), for about $113 million (the “Acquisition”). As is customary in the shipping industry, the individual purchase, sale and delivery of each of the Acquisition Vessels, with the exception of the first five containerships that were acquired, for which the acquisition was effected through the acquisition of all of the capital stock of the respective vessel-owning companies as discussed further below, was governed by the terms and conditions of a separate Memorandum of Agreement (the standard form of ship sale contract used in the shipping industry, which is adopted by the Baltic and International Maritime Council under the code name “Norwegian Sale Form Memorandum of Agreement 2012”). For purposes of this letter, we collectively refer to the Memoranda of Agreement as the “Purchase Agreements.”

On April 28, 2017, Navios Containers was incorporated in the Republic of the Marshall Islands as a wholly-owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”).

On May 25, 2017, Navios Partners purchased five of the Acquisition Vessels from Rickmers Trust (the “Five Containerships”) for a purchase price of $59 million in cash, plus transaction costs. The acquisition of the Five Containerships was effected through the acquisition of all of the capital stock of the respective existing vessel-owning companies. These companies held the ownership and other contractual rights and obligations related to each of the Five Containerships, including the respective charter-out contracts. The vessel acquisitions were treated as asset acquisitions and recorded at fair value. The consideration was substantially all (98.5%) allocated to the fair value of the vessels and the time charters attached.

On June 8, 2017, Navios Containers purchased the Five Containerships and the charter-out contracts from Navios Partners for a purchase price of $64 million, plus transaction costs. In addition, Navios Containers acquired the entities holding the rights under the Purchase Agreements entered into between Navios Partners and Rickmers Trust to purchase the remaining nine Acquisition Vessels.

Securities and Exchange Commission

Navios Maritime Containers Inc.

March 21, 2018

This purchase price was effectively financed through a combination of proceeds from a private placement (in which Navios Partners participated and obtained a 60% ownership in Navios Containers), registration of Navios Containers common shares on the Norwegian Over-the-Counter Market, short-term seller’s credit and bank financing. The acquisition of the Five Containerships was effected through the acquisition of all of the capital stock of the respective vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the five vessels, including the respective charter-out contracts. The acquisition of the Five Containerships was treated as a transaction between entities under common control and, as such, the transaction was recorded at historical cost.

During the third quarter of 2017, Navios Containers completed the acquisition of the nine remaining Acquisition Vessels directly from Rickmers Trust, for a total purchase price of $54 million. The consideration for the acquired containerships was determined based on values negotiated and agreed between unrelated parties making use of available market data, the physical condition of the vessels and examinations of classification society records for the vessels.

Analysis

The Company considered and applied the following factors set forth in Article 11-01(d) to determine whether a “business” had been acquired: (1) whether the nature of the revenue producing activity of the component would remain generally the same as before the acquisition; and (2) whether any of the following attributes would remain with the component after the transaction: (i) physical facilities, (ii) employee base, (iii) market distribution system, (iv) sales force, (v) customer base, (vi) operating rights, (vii) production techniques, or (viii) trade names.

Article 11-01(d)(1) – Revenue Producing Activity

The Company believes that there is little continuity between the Acquisition Vessels’ operations (individually or in the aggregate) prior and subsequent to the consummation of the Acquisition. The revenue producing activity of the Acquisition Vessels is the provision of maritime transportation of shipping containers. After the transaction, the Acquisition Vessels have continued this revenue producing activity. However, each Acquisition Vessel is a bare asset consisting of steel that cannot operate without, among other things, a crew, technical manager, commercial manager, or insurance (and none of these business processes or operations were acquired as part of the Acquisition), and will not generate any revenue unless hired for employment.

Time Charters and Other Chartering Arrangements

Of the fourteen total Acquisition Vessels, only five had existing charters at the time of the Acquisition, while five vessels did not have charters and four vessels were laid-up. With respect to those vessels that had existing charters, the Five Containerships, the Company acquired the existing vessel-owning subsidiaries.

The nature of future charters may vary substantially depending on market demand and the Company’s employment strategy, for example, whether the Company will seek to employ its vessels on short-term or long-term time charters. As of the date hereof, the remaining duration of the charter agreements currently in place with respect to the Five Containerships represents only a very small portion of the estimated remaining economic useful lives of the vessels, which is approximately 21 years. The time charters relating to the Five Containerships are expected to expire between April 2018 and February 2019. At the conclusion of each charter, the Company will evaluate the best economic use of such vessels.

All other aspects of the vessel were changed and/or newly negotiated upon the acquisition, including the commercial management and technical management of the Acquisition Vessels, discussed below.

Commercial and Technical Management

Commercial and technical management services are imperative to the operation of a vessel. Commercial management services typically include, but are not limited to, day-to-day commercial operation of the vessels, market evaluations for chartering opportunities, the handling of charter disputes, and internal reporting. Technical management services typically include, among other things, technical support, such as arranging the hiring of qualified officers and crew, arranging and supervising the maintenance, repairs and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs and monitoring regulatory and classification society compliance and customer standards. Prior to the consummation of the

Securities and Exchange Commission

Navios Maritime Containers Inc.

March 21, 2018

Acquisition, the Acquisition Vessels were commercially managed under the direction of Rickmers Trust, whereas in connection with the Acquisition, the Company engaged a wholly-owned subsidiary of Navios Holdings to manage the commercial and technical operation of the Acquisition Vessels.

Article 11-01(d)(2) – Attributes

The Company arranged to have each of the business attributes in place following the Acquisition. The following is a summary of the relevance of each attribute described in Article 11-01(d) of Regulation S-X:

(i)	Physical facilities

The sole physical facilities are the Acquisition Vessels; however, the majority of the vessels have already been re-registered, re-flagged, and re-named by the Company following the closing of the Acquisition. In addition, the maintenance of the Acquisition Vessels is performed under newly negotiated technical management agreements with the technical manager of the Acquisition Vessels.

(ii)	Employee base

All employees and officers are either new or existing employees and officers of the Company. The Company has also engaged a new technical manager of the Acquisition Vessels that is responsible for hiring and providing vessel crews and otherwise making crewing arrangements for the Acquisition Vessels. The Company has not acquired any employees from Rickmers Trust as part of the Acquisition.

(iii)	Market distribution system

After the expiration or earlier termination of the charters for the Acquisition Vessels, the vessels will be chartered through, and marketing efforts will be conducted solely by, a new commercial manager.

(iv)	Sales force

Securing employment of the Acquisition Vessels is performed by a new commercial manager. None of Rickmers Trust’s sales force, if any, was retained by the Company.

(v)	Customer base

There is no certainty of long-term continuity of the customer base of the Acquisition Vessels. The customer base will continue in place for the remainder of the existing charter periods for only five of the fourteen total Acquisition Vessels. As of the date hereof, the remaining duration of the charter agreements currently in place represents only a very small portion of the estimated remaining economic useful lives of the Five Containerships, which is approximately 21 years. The time charters relating to the Five Containerships are expected to expire between April 2018 and February 2019. At the conclusion of each charter, the Company will evaluate the best economic use of such vessel. The Company has market risk on expiration of the existing charters and there is no assurance that the existing charterers will wish to renew their charters on terms that the Company would find attractive or at all.

(vi)	Operating rights

The Company was required to re-register the Acquisition Vessels with the appropriate licensing and flagging authorities and could not acquire the rights to operate an Acquisition Vessel simply by buying it. The Company put in place new licenses to change ownership of the Acquisition Vessels and put new insurance agreements in place. The operating rights cannot be transferred from one owner to another. Operating rights were not acquired in the Acquisition.

(vii)	Production techniques

Not applicable. The Acquisition Vessels do not hold or have the right to any production techniques, and accordingly, no production techniques were acquired in the Acquisition.

(viii)	Trade names

Not applicable. The Company did not acquire any trade names. “Navios Maritime Containers Inc.” is a new business name. As soon as practicable following the closing of the Acquisition, the majority of the Acquisition Vessels were renamed.

Securities and Exchange Commission

Navios Maritime Containers Inc.

March 21, 2018

Conclusion

In conclusion, given the factors noted above, the Company believes the application of Article 11-01(d) leads to the determination that the Company’s purchase of the Acquisition Vessels constituted the acquisition of assets, rather than the acquisition of a business, and therefore, predecessor financial statements are not required to be included in the Registration Statement.

Navios Containers and Navios Partners generally treat the acquisition of any vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, the Company has acquired certain vessels with existing time charters and it may do so in the future. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. With respect to the Acquisition Vessels, for which revenue producing activities or customers existing prior to the Company’s closing of the Acquisition has continued after the closing of the Acquisition for only five of the fourteen total Acquisition Vessels, the charter periods represent only a small portion of the estimated remaining economic useful life of the Five Containerships, which is approximately 21 years. Thus, any continuity of revenue producing activities or customer base is represented by only about one-third of the Acquisition Vessels and is expected to last for a relatively brief period of time, and the revenue producing activities and customer base may change substantially upon expiration of such existing charter periods.

The Company did not acquire any equipment or facilities (excluding the Acquisition Vessels themselves), employees or officers, distribution systems, operating rights, production techniques or trade names. These asset purchases bear little economic resemblance to the acquisition of an ongoing business, which would have continuing operations, management, employees, financing, customers and facilities. The Company’s decision to purchase the Acquisition Vessels was based primarily on its assessment of future market opportunities and the ability of its managers to successfully employ the vessels in favorable chartering arrangements.

Based upon the Company’s evaluation of these facts, and taking into consideration that the Company and Navios Partners assessed the acquisition of all vessels as asset acquisitions, which is consistent with the shipping industry practice, the Company believes that it has correctly interpreted Article 11-01(d) and the guidance provided in the Financial Reporting Manual that the Acquisition would be properly accounted for as the purchase of assets. Accordingly, the Company believes that predecessor financial statements are not required to be included in the Registration Statement.

Further, the Company undertakes to supplement its disclosure in the Registration Statement to include the disclosure set forth in Annex A hereto which provides a discussion of the Company’s processes and accounting treatment relating to vessel acquisitions. The Company undertakes to include such disclosure in a forthcoming amendment to the Registration Statement in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under a new heading, “Accounting for Vessel Acquisitions.”

**

If you have any questions, please feel free to contact the undersigned at (212) 859-8689 or Stuart Gelfond at (212) 859-8272 at Fried, Frank, Harris, Shriver & Jacobson LLP.

Sincerely,

/s/ Joshua Wechsler
Joshua Wechsler

cc:	Andrew Mew (Securities and Exchange Commission)
Dana Brown (Securities and Exchange Commission)
Angeliki Frangou (Navios Maritime Containers Inc.)
Chris Christopoulos (Navios Maritime Containers Inc.)
Vasiliki Papaefthymiou (Navios Maritime Containers Inc.)
Stuart Gelfond (Fried, Frank, Harris, Shriver & Jacobson LLP)

Securities and Exchange Commission

Navios Maritime Containers Inc.

March 21, 2018

Annex A

Annex A

Accounting for Vessel Acquisitions

Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is usually delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer entering into a separate direct agreement (called a “novation agreement”) with the charterer to assume the charter or we may acquire the vessel-owning subsidiary which holds the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer.

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified assets or liabilities at fair value. Fair value is determined by reference to market data. We value any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows. When the present value of the time charter assumed is greater than the current fair market value of such charter, the difference is recorded as prepaid charter revenue. When the opposite situation occurs, any difference, capped to the vessel’s fair value on a charter-free basis, is recorded as deferred revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

When we purchase a vessel and assume or renegotiate a related time charter, among others, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	in some cases, obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

When we charter a vessel pursuant to a long-term time charter agreement with varying rates, we recognize revenue on a straight line basis, equal to the average revenue during the term of the charter.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is mainly comprised of providing, through the Manager or otherwise, the following elements:

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

Securities and Exchange Commission

Navios Maritime Containers Inc.

March 21, 2018

Annex A

The employment and operation of our vessels mainly require the following components, which may be provided by the Manager:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel security training and security response plans (ISPS);

•	obtaining of ISM certification and audit for each vessel within the six months of taking over a vessel;

•	vessel hiring management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels mainly requires the following components, which may be provided by the Manager:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

For a discussion of the principal factors that affect our profitability, cash flows and the return on investment for our unit holders, please see “ —Trends and Factors Affecting Our Future Results of Operations.”